UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 6)*

                                  Cobalis Corp.
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                                (Name of Issuer)
                                  Common Stock
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                         (Title of Class of Securities)

                                   19074Y 20 5
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                                 (CUSIP Number)

         Chaslav Radovich, 2445 McCabe Way, Suite 150, Irvine, CA 92614
                                 (949) 757-0001
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 23, 2005
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   19074Y 20 5


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                  1.   Names of Reporting Persons. I.R.S. Identification
                       Nos. of above persons (entities only). CHASLAV
                       RADOVICH
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                 2. Check the Appropriate Box if a Member of a Group (See Instructions) (a)
                       (b)
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                 3.    SEC Use Only
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                 4.    Source of Funds (See Instructions) OO
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                 5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
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                 6.    Citizenship or Place of Organization     US
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Number of        7.        Sole Voting Power      782,851
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Shares

Beneficially     8.        Shared Voting Power    7,629,055
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Owned by

Each             9.        Sole Dispositive Power    782,851
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Reporting

Person           10.       Shared Dispositive Power   7,629,055
                                                     -------------
With
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                 11.    Aggregate Amount Beneficially Owned by Each Reporting
                        Person     8,411,906
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                 12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
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                 13.    Percent of Class Represented by Amount in Row (11) 31.6%
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                 14.    Type of Reporting Person (See Instructions) IN
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ITEM 1.  SECURITY AND ISSUER
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This statement relates to shares of the common stock, $.001 par value of Cobalis Corp., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 2445 McCabe Way, Suite 150, Irvine, CA 92614.


ITEM 2.  IDENTITY AND BACKGROUND
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(a) Name:                                 Chaslav Radovich
(b) Business Address:                     2445 McCabe Way, Suite 150
                                          Irvine, CA 92614
(c) Present Principal Occupation:         Officer and a director of the Issuer.
(d) Disclosure of Criminal Proceedings:   none
(e) Disclosure of Civil Proceedings:      none
(f) Citizenship:                          US


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
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Chaslav Radovich, an officer and director of the Issuer, was issued 225,000 shares of the Issuer's shares pursuant to an S-8 filed on November 25, 2005 in lieu of employee wages and as an employee bonus to be paid him by the Issuer, bringing his total personal direct ownership to 738,851 shares of the Issuer's common stock. Mr. Radovich also owns 44,000 shares as custodian for the benefit of his minor child, Milena Radovich. On November 23, 2005, St. Petka Trust transferred 25,000 shares to a third-party purchaser for $0.50 per share. This transaction was conducted to pay expenses of the trust and to disburse funds to the trustor, Mr. Radul Radovich.

ITEM 4.  PURPOSE OF TRANSACTION
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On November 28, 2005, Mr. Radovich was issued 225,000 shares of the Issuer's shares pursuant to an S-8 filed on November 25, 2005 in lieu of employee wages and as an employee bonus to be paid him by the Issuer. Mr. Radovich owns 738,851 shares of the Issuer's common stock directly and personally, and 44,000 shares as custodian for the benefit of his minor child, Milena Radovich. On November 23, 2005, St. Petka Trust transferred 25,000 shares to a third-party purchaser for $0.50 per share. This transaction was conducted to pay expenses of the trust and to disburse funds to the trustor, Mr. Radul Radovich.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
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Mr. Radovich beneficially owns a total of 8,411,906 shares of the Issuer's common stock as follows:

(a) Chaslav Radovich, sole officer and director of the Issuer, owns 738,851 shares individually, and as custodian for his minor child Milena Radovich, who owns 44,000 shares, or 782,851 shares in the aggregate or 2.9% of the Issuers total issued and outstanding shares. The St. Petka Trust directly owns 7,563,889 shares of the Issuer's common stock which comprises 28.3% of the Issuer's total issued and outstanding shares. The beneficiaries of the St. Petka Trust are immediate family members of Chaslav Radovich and Milena Radovich, and who share a household with those beneficiaries of the St. Petka Trust. R&R Holdings, which owns 333 shares and Silver Mountain Promotions, which owns 89,833 shares, are both controlled by an immediate family member of Chaslav Radovich.

(b) Chaslav Radovich has sole voting and dispostive power as to the 738,851 shares he owns individually and as to the 44,000 shares which he holds as custodian for his minor child, Milena Radovich. The St. Petka Trust has sole voting and dispositive power as to the 7,563,889 shares it owns directly. R&R Holdings, which owns 333 shares, has solve voting and dispositive power as to those shares, and Silver Mountain Promotions, which owns 89,833 shares, has sole dispositive power with regard to the shares it owns; both entities are controlled by an immediate family member sharing a household with Chaslav Radovich.

(c) On November 28, 2005, Mr. Radovich was issued 225,000 shares of the Issuer's shares pursuant to an S-8 filed on November 25, 2005 in lieu of employee wages and as an employee bonus to be paid him by the Issuer. On November 23, 2005, St. Petka Trust transferred 25,000 shares to a third-party purchaser for $0.50 per share. This transaction was conducted to pay expenses of the trust and to disburse funds to the trustor, Mr. Radul Radovich.

(d) Not Applicable.

(e) Not Applicable.

ITEM 6. CONTACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
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None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
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Reference is made to the Issuer's Registration Statement on Form S-8 filed on November 25, 2005, incorporated herein by reference.

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


November 29, 2005


Date




/s/ Chaslav Radovich
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Chaslav Radovich


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.




            Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)